NIKOLA CORPORATION

4141 E Broadway Road

Phoenix, AZ 85040

July 30, 2021

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nikola Corporation—Registration Statement – Form S-1
File No. 333-258103
Withdrawal of Request for Acceleration

Ladies and Gentlemen:

Reference is made to the letter from Nikola Corporation (the “Registrant”) dated July 28, 2021, to request the above-referenced registration statement on Form S-1 (File No. 333-258103) (the “Registration Statement”) to be declared effective on July 30, 2021, filed in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company hereby withdraws its request for acceleration of the Registration Statement.

Please contact Gabriella A. Lombardi of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4670, or in her absence, Julie Park at (650) 233-4067 with any questions you may have concerning this letter.

[Signature Page Follows]

Sincerely,

NIKOLA CORPORATION

By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer and Secretary

cc:	Stanley F. Pierson
Gabriella A. Lombardi